UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46125A100

(CUSIP Number)

Kamal Seyed Ghaffarian
5937 Sunnyslope Drive

Naples, FL 34119
(301) 486-3150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46125A100	13D	Page 1 of 10 pages

1	Names of Reporting Persons Kamal Seyed Ghaffarian
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 60,034,725
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 60,034,725

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,034,725
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.0%
14	Type of Reporting Person IN

CUSIP No. 46125A100	13D	Page 2 of 10 pages

1	Names of Reporting Persons Ghaffarian Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 56,251,795
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,251,795

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,251,795
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 71.7%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 3 of 10 pages

1	Names of Reporting Persons Intuitive Machines KG Parent, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,541,809
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,541,809

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,541,809
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 4 of 10 pages

1	Names of Reporting Persons GM Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,241,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,241,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 5 of 10 pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 13467 Columbia Shuttle Street, Houston, TX 77059.

Item 2. Identity and Background.

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13D is filed on behalf of:

Dr. Kamal Seyed Ghaffarian

Ghaffarian Enterprises, LLC

Intuitive Machines KG Parent, LLC

GM Enterprises, LLC

Dr. Ghaffarian is a citizen of the United States. The address of Dr. Ghaffarian is 5937 Sunnyslope Drive, Naples, FL 34119. Dr. Ghaffarian’s present occupation is investing in public and private companies and serving as a director of certain of those companies. Dr. Ghaffarian is Chairman of the Board of Directors of the Issuer.

Ghaffarian Enterprises, LLC is organized under the laws of the State of Maryland. Each of Intuitive Machines KG Parent, LLC and GM Enterprises, LLC is organized under the laws of the State of Delaware. The business address of each of the foregoing Reporting Persons is 801 Thompson Avenue, Rockville, MD 20852. Each of the foregoing Reporting Persons is principally engaged in the business of investing in companies, including through securities of the Issuer.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement, Series A Purchase Agreements, Subscription Agreements and Loan Repayment Letter Agreement (each, as defined in Item 4 below) that pertain to the securities acquired by the Reporting Persons.

Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Reporting Persons acquired an aggregate of 42,015,518 shares Class C common stock, par value $0.0001 per share (the “Class C Common Stock”), which amount equaled the number of common units of Intuitive Machines OpCo (“Common Units”) held by the Reporting Persons as of the consummation of the Business Combination, for cash consideration of approximately $4,201.55. The Reporting Persons also acquired 6,166,041 Earn Out Units (as defined below) as part of the consideration received in connection with the Business Combination. Concurrently with the closing of the Business Combination, Ghaffarian Enterprises, LLC purchased 5,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and warrants to purchase 104,167 shares of Class A Common Stock (the “Preferred Investor Warrants”) for aggregate cash consideration of $5 million, in each case pursuant to the Series A Purchase Agreement.

CUSIP No. 46125A100	13D	Page 6 of 10 pages

Pursuant to the Subscription Agreements, on September 6, 2023, Ghaffarian Enterprises, LLC purchased (i) 268,824 Common Units in a private placement for an aggregate purchase price of $2.6 million, (ii) a corresponding number of shares of Class C Common Stock, at a price per share equal to the par value per share, and (iii) 64,328 shares of Class A Common Stock for an aggregate purchase price of $0.6 million.

Pursuant to the Loan Repayment Letter Agreement, on January 29, 2024, Ghaffarian Enterprises, LLC contributed $10.0 million to the Issuer for the purposes of satisfying certain repayment obligations of the Issuer and Intuitive Machines, LLC (“Intuitive Machines OpCo”), and in exchange the Issuer and Intuitive Machines Opco issued 3,487,278 shares of Class A Common Stock, 4,150,780 Series A Warrants and 4,150,780 Series B warrants to Ghaffarian Enterprises, LLC.

The cash consideration for each of the acquisitions described in this Item 3 was funded through capital contributions by Dr. Ghaffarian.

Item 4. Purpose of Transaction.

Business Combination

On February 13, 2023 (the “Closing Date”), the Issuer and Intuitive Machines OpCo consummated the business combination (the “Business Combination”) contemplated by the Business Combination Agreement dated as of September 16, 2022 (the “Business Combination Agreement”), by and among Inflection Point Acquisition Corp. (“IPAX”) and Intuitive Machines OpCo, whereby, among other things, (i) Intuitive Machines OpCo appointed the Issuer as its managing member, (ii) the Issuer issued to certain existing members of Intuitive Machines OpCo prior to the Business Combination, a number of shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), having one vote per share and no economic rights or Class C Common Stock, having three votes per share and no economic rights, in each case, equal to the number of Common Units held by such person as of and on the Closing Date and (iii) Intuitive Machines OpCo issued 10,000,000 unvested earn out units of Intuitive Machines OpCo (the “Earn Out Units”) to its members. As a result of the Business Combination, each Common Unit became redeemable, together with a corresponding share of Class B Common Stock or Class C Common Stock, as applicable, for a share of the Issuer’s Class A Common Stock on a one-to-one basis at the discretion of the holder, in accordance with the terms and conditions of the Second Amended and Restated Limited Liability Company Agreement, dated as of February 13, 2023, of Intuitive Machines OpCo (the “A&R Operating Agreement”) and the certificate of incorporation of the Issuer.

The vesting and release of the Earn Out Units is dependent upon satisfaction of the following milestones: (i) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, the volume weighted average closing sale price of Class A Common Stock equals or exceeds $15.00 per share (“Triggering Event II-A”), and (ii) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, the volume weighted average closing sale price of Class A Common Stock equals or exceeds $17.50 per share (“Triggering Event III”). “Earn Out Period” means with the time period beginning on the date that is 150 days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date. On April 28, 2,500,000 Earn Out Units vested in connection with the Issuer being awarded the OMES III Contract by NASA, resulting in the Reporting Persons acquiring an aggregate of 1,541,510 Common Units and an equal number of shares of Class C Common Stock.

CUSIP No. 46125A100	13D	Page 7 of 10 pages

Series A Purchase Agreement

On the Closing Date, pursuant to a purchase agreement, dated September 16, 2022 (the “Series A Purchase Agreement”), by and among IPAX, Kingstown 1740 Fund L.P. and Ghaffarian Enterprises, LLC, the Issuer sold and issued to Ghaffarian Enterprises, LLC, for aggregate consideration of $5 million, (i) 5,000 shares of Series A Preferred Stock, which were initially convertible into shares of Class A Common Stock on a 1-to-83.3333 basis, subject to adjustment and (ii) 104,167 Preferred Investor Warrants at an initial exercise price of $15.00 per share, subject to adjustment. Both the Series A Preferred Stock and the Preferred Investor Warrants are only convertible or exercisable to the extent that such conversion or exercise would not result in the holder becoming the beneficial owner of more than 9.99% of the then-outstanding Class A Common Stock. The Preferred Investor Warrants expire on February 13, 2028.

A&R Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, the Issuer entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) with the Series A Investors and certain other stockholders of the Issuer, pursuant to which, among other things, the investors were granted certain piggyback and shelf registration rights, on the terms and subject to the conditions therein.

Subscription Agreements

On September 6, 2023, the Issuer and Intuitive Machines OpCo each entered into a subscription agreement (collectively, the “Subscription Agreements”) with Ghaffarian Enterprises, LLC, pursuant to which the Issuer and Intuitive Machines OpCo sold Ghaffarian Enterprises, LLC the Common Units and shares of Class A Common Stock and Class C Common Stock described in Item 3 herein. The sale of the applicable securities under the Subscription Agreements closed on September 6, 2023.

Loan Repayment Letter Agreement

On January 28, 2024, the Issuer, Intuitive Machines OpCo and Ghaffarian Enterprises, LLC entered into a letter agreement (the “Loan Repayment Letter Agreement”), pursuant to which Ghaffarian Enterprises, LLC agreed to contribute (the “Contribution”) an aggregate amount of cash (the “Contribution Amount”) equal to the lesser of $10.0 million and the amount necessary to pay to Intuitive Machines OpCo and the Issuer the principal amount owed by Intuitive Machines OpCo to Pershing LLC, an affiliate of Bank of New York Mellon (the “Lender”) under the line of credit extended to Intuitive Machines OpCo by the Lender as of the repayment date specified thereunder (the “Repayment Obligation”).

On January 29, 2024, pursuant to the terms of the Letter Agreement, Ghaffarian Enterprises, LLC contributed $10.0 million to the Issuer and Intuitive Machines OpCo for purposes of repaying the Repayment Obligation, in exchange for which the Issuer issued to Ghaffarian Enterprises, LLC (i) 3,487,278 shares of Class A Common Stock, (ii) (A) warrants to purchase up to an aggregate of 4,150,780 shares of, at Ghaffarian Enterprises, LLC’s election, Class A Common Stock (at an exercise price per share equal to $2.57 per share), Class C Common Stock (at an exercise price per share equal to $0.0001 per share) or a combination thereof (the “Series A Warrant”), which Series A Warrant is immediately exercisable and has an expiration date of January 29, 2029 and (B) warrants to purchase up to an aggregate of 4,150,780 shares of, at Ghaffarian Enterprises, LLC’s election, Class A Common Stock (at an exercise price per share equal to $2.57 per share), Class C Common Stock (at an exercise price per share equal to $0.0001 per share) or a combination thereof (the “Series B Warrant” and, together with the Series A Warrant, the “Conversion Warrants”), which Series B Warrant is immediately exercisable and has an expiration date of July 29, 2025. In the event Ghaffarian Enterprises, LLC elects to purchase any shares of Class C Common Stock upon exercise of the Series A Warrants or Series B Warrants, Intuitive Machines Opco will issue it an equal number of Common Units at a purchase price of $2.57 per Common Unit.

The foregoing descriptions of the Business Combination Agreement, the Series A Purchase Agreement, the A&R Registration Rights Agreement, the Subscription Agreements, and the Loan Repayment Letter Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 46125A100	13D	Page 8 of 10 pages

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Intuitive Machines KG Parent, LLC may also be required to transfer the Common Units held by it pursuant to various equity compensation arrangements. In addition, the Reporting Persons, including Dr. Ghaffarian in his capacity as Chairman of the Board of Directors of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 25,735,759 shares of Class A Common Stock outstanding as of the January 23, 2024, as disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kamal Seyed Ghaffarian	60,034,725	73.0%	0	60,034,725	0	60,034,725
Ghaffarian Enterprises, LLC	56,251,795	71.7%	0	56,251,795	0	56,251,795
Intuitive Machines KG Parent, LLC	1,541,809	5.7%	0	1,541,809	0	1,541,809
GM Enterprises, LLC	2,241,121	8.0%	0	2,241,121	0	2,241,121

CUSIP No. 46125A100	13D	Page 9 of 10 pages

The securities reported herein include (i) 48,181,559 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 44,398,629 Common Units are held by Ghaffarian Enterprises, LLC, 1,541,809 Common Units are held by Intuitive Machines KG Parent, LLC and 2,241,121 Common Units are held by GM Enterprises, LLC; (ii) 3,551,606 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; (iii) OpCo Series A Warrant for the purchase of 4,150,780 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iv) OpCo Series B Warrant for the purchase of 4,150,780 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC.

Dr. Ghaffarian is the sole trustee of a revocable trust, which is the sole member of Ghaffarian Enterprises, LLC and the sole managing member of Intuitive Machines KG Parent, LLC, and GM Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.

(c)	Except as described in Item 3 and Item 4 above, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Business Combination Agreement, the Series A Purchase Agreement, the A&R Registration Rights Agreement, the Subscription Agreements, and the Loan Repayment Letter Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement.
2	Business Combination Agreement, dated as of September 16, 2022, by and between Inflection Point Acquisition Corp. and Intuitive Machines, LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 4 of the Issuer’s Registration Statement on Form S-4 filed on January 20, 2023).
3	Securities Purchase Agreement, dated as of September 16, 2022, by and among Inflection Point Acquisition Corp. and each of the purchasers identified therein (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on September 16, 2022).
4	Amended and Restated Registration Rights Agreement, dated February 13, 2023, by and among Intuitive Machines, Inc. and each of the shareholders of Intuitive Machines, Inc. identified therein (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on February 14, 2023).
5	Subscription Agreement, dated as of September 6, 2023, by and among Intuitive Machines, Inc. and Ghaffarian Enterprises, LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 6, 2023).
6	Subscription Agreement, dated as of September 6, 2023, by and among Intuitive Machines, LLC and Ghaffarian Enterprises, LLC (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on September 6, 2023).
7	Letter Agreement, dated as of January 28, 2024, by and among Intuitive Machines, Inc., Intuitive Machines, LLC and Ghaffarian Enterprises, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 30, 2024).

CUSIP No. 46125A100	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

Kamal Seyed Ghaffarian

/s/ Kamal Seyed Ghaffarian

Ghaffarian Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Member

Intuitive Machines KG Parent, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member

GM Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member